Exhibit 12.1

American Media, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Fiscal years ended March 31,
	2013		2012		2011		2010		2009
Earnings:
(Loss) income before income taxes	$(61,539)		$4,784		$40		$26,483		$(216,736)
add: Fixed charges from below	61,212		60,007		59,748		54,494		95,100
Total (loss) earnings	$(327)		$64,791		$59,788		$80,977		$(121,636)

Fixed charges:
Interest expense	$59,779		$58,423		$56,531		$50,601		$85,251
Amortization of debt costs	1,433		1,584		3,217		3,893		9,849
Total fixed charges	$61,212		$60,007		$59,748		$54,494		$95,100

Ratio of earnings to fixed charges	—	x	1.1	x	1.0	x	1.5	x	—	x

Coverage deficiency	$61,539		n/a		n/a		n/a		$216,736

The ratio of earnings to fixed charges is determined by dividing earnings by fixed charges. Earnings consists of (loss) income before income taxes plus fixed charges. Fixed charges consists of interest expense and amortization of debt costs.